[ANESIVA LETTERHEAD]

VIA EDGAR

October 23, 2006

Ms. Sasha Parikh

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop: 6010

Washington, DC 20549-6010

RE:	Form 10-K for Fiscal Year Ended December 31, 2005

Filed March 30, 2006

Form 10-Q for the quarter ended June 30, 2006

File No. 0-50573

Dear Ms. Parikh,

This letter is being transmitted in response to comments (the “Comments”) received from the staff of the Securities and Exchange Commission (the “Commission”), by facsimile dated October 10, 2006 with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed by us with the Commission on March 30, 2006 and the Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, filed by us with the Commission on August 10, 2006. The numbering of the paragraphs below corresponds to the numbering of your October 10, 2006 facsimile, the text of which we have incorporated into this response letter for convenience.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of

Operations, page 37

Stock Compensation, page 40

1.	We note that the fair value of AlgoRx stock decreased during 2005. The fair value used for determining your stock compensation should be based on the fair value at the measurement date and should not be adjusted retroactively based on subsequent events, including a declining market value or withdrawl of your IPO. Please provide us a schedule of options granted and other equity issuances during the periods presented including the exercise prices and fair values as your determined on the date of grant/issuance and their intrinsic value. If you used fair values different from those used in the financial statements that you filed as part of the IPO that was withdrawn, please revise your financial statements in this Form 10-K to use the values consistent with those in the withdrawn IPO or explain to us the error that was made in the financial statements of the withdrawn IPO that caused you to restate your fair values included in your Form 10-K.

We respectfully advise the Staff that we did not re-measure, nor did we adjust retroactively based on subsequent events, the fair value used to determine stock based compensation that was measured for each grant as of each grant date. We used the same fair value that was used in the financial statements we filed in our withdrawn IPO to determine the stock based compensation for each option granted. Subsequent to the withdrawn IPO in February 2005, the fair value of AlgoRx Pharmaceuticals, Inc. (“AlgoRx”) common stock decreased and accordingly, the related fair value of stock option grants decreased. We supplementally advise the Staff that the price range for the withdrawn IPO decreased from $10-$12 per share to $7-$8 per share in the last filing, which was Amendment No. 4 to the Registration Statement on Form S-1. For all option grants made subsequent to the Form S-1 Amendment No. 4 filing, we used the then determined current fair value as of the date of grant to determine the stock compensation to be recorded over the period of vesting for each respective grant. We did not retroactively adjust or re-measure the fair value of the grants awarded during the IPO process or after it. Please see attachment “AlgoRx Option Grants 2003-2004-2005” from January 1, 2003 to December 31, 2005, as requested. We respectfully advise the Staff that the financial statements in Form 10-K for the year ended December 31, 2005 do not require revision related to this matter, as the accounting for deferred stock compensation was appropriate under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees.

Financial Statements, page 52

Note 8. Capital Structure, page 71

Common Stock, page 71

2.	In your statements of stockholders’ equity, revise the number of shares in balances and transactions before the merger to reflect the equivalent number of shares issued in the merger similar to a stock split so that shares issued for all periods presented are on the same basis. In your revised stockholders’ equity section, include a line item reflecting the equivalent number of shares issued by AlgoRx, the accounting acquirer, to acquire Anesiva, the legal accounting acquirer. This number of shares would appear to be the number of shares issued and outstanding by Anesiva just prior to the merger. Finally, revise your earnings per share amounts for 2003 and 2004 based on the revised equivalent shares in the revised statements of stockholders’ equity.

We respectfully advise that Staff that we are aware that in the case of a reverse acquisition the financial statement requirements of Rules 3-01 and 3-02 will apply to the financial statements of the accounting acquirer (which is AlgoRx in this transaction).

That is, the comparative historical financial statements following a reverse acquisition should be those of AlgoRx, with appropriate footnote disclosure concerning the change in capital structure, because the acquiree is treated as the continuing reporting entity. In a typical reverse merger, the historical stockholders’ equity of the accounting acquirer prior to the merger is retroactively restated (a recapitalization) for the equivalent number of shares received in the merger after giving effect to any difference in par value of the issuer’s and acquirer’s stock by an entry in paid in capital.

We do not believe that the Anesiva/AlgoRx transaction is a typical reverse merger. A unique feature of the Anesiva/AlgoRx transaction was that all of the common stock of AlgoRx was cancelled at the merger date. All of the Anesiva common shares issued in the merger were allocated to the AlgoRx preferred stock stockholders based on the liquidation preferences of each of the three series of preferred stock (Series A, B and C), and consequently, there were no shares left to allocate to the AlgoRx common stockholders. The AlgoRx preferred stock was classified outside of equity prior to the transaction.

After consideration of the Staff’s comment and our discussion with the Staff on October 19, 2006, we believe calculating the conversion of the AlgoRx common shares in the Statement of Stockholders’ Equity and in the weighted- average share outstanding, (“WASO”) prior to the acquisition using a synthetic conversion ratio determined by the preferred stock conversion into the acquiring company’s common stock and the applicable derived exchange ratio for the Anesiva common stock issued at the merger on December 15, 2005, is the preferable method to account for the historical equity of the combined companies. The common stock of the acquirer will then be presented (post synthetic conversion ratio) retroactively as of the beginning of the first period presented, and for each period thereafter. The ratio is synthetic because the preferred stock was not converted into common shares; they were exchanged into shares of Anesiva common stock based on their respective liquidation rights. We will then further disclose in the Statement of Stockholders’ Equity the cancellation of the AlgoRx common stock, the conversion of preferred stock, and the issuance of the Anesiva common stock in the transaction as of December 15, 2005. The common shares of the acquirer (post synthetic conversion ratio) will then be used in the WASO calculation in determining LPS for all periods presented. The preferred stock of AlgoRx had the following conversion ratios (into its own common stock):

Series A	1:0.144
Series B	1:0.17
Series C	1:0.10

As of December 15, 2005 there were approximately 130.5 million shares of preferred stock which would convert to 14.3 million shares of AlgoRx using the above conversion ratios. These shares of common stock are then assumed to have converted to the Anesiva common stock. The calculated synthetic conversion ratio of the Anesiva common stock to the converted AlgoRx common stock is .9144 to 1. The holders of the preferred stock received approximately 13.0 million shares of Anesiva common stock, or .9144 shares for every 1 share of AlgoRx stock they were entitled to.

Using the calculated preferred to common synthetic conversion ratio described above, the 1.2 million shares of AlgoRx stock that were outstanding in 2005 (just prior to the merger) would be subject to a .9144 conversion ratio. This will reduce the number of AlgoRx common stock outstanding immediately prior to the transaction from 1.2 million common shares currently shown in the Statement of Stockholders’ Equity to approximately 1.1 million shares. This conversion ratio would be applied retroactively to all AlgoRx common stock for all periods presented. The resulting change in our LPS for the year ended December 31, 2005, is less than 4.88% from the amounts currently shown in our Statement of Operations currently on file. We have attached modified Statement of Operations and Statement of Stockholders’ Equity for the year ended December 31, 2005, which reflect the above changes for your review. We have also attached these statements as they were originally filed for comparison. We respectfully submit that this change does not represent a material change in our LPS and therefore we should not file an amended Form 10-K to reflect this change.

Item 9A. Controls and Procedures

Evaluation of disclosure controls and procedures, page 46

3.	We noted that you use “sufficiently effective” to describe your conclusion on disclosure controls and procedures. The use of terminology other than “effective” raises the question of whether you are attempting to state that disclosure controls and procedures met some standard lower than effective. Please disclose what you mean by “sufficiently effective” or revise to indicate, if true, that your disclosure controls and procedures are effective.

By “sufficiently effective” we mean that our disclosure controls and procedures are sufficient to allow us to state that our disclosure controls and procedures are effective. Although we do not object to amending the language under Item 9, we are concerned that highlighting the change may mistakenly raise the concern in the reader of our financial statements that our disclosure controls and procedures are no longer sufficient. We respectfully propose to change the language on a going forward basis.

Form 10-Q for the six months ended June 30, 2006

Note 4. Stockholders’ Equity, page 12

4.	Please tell us how you calculated the amount of compensation that has and will be recorded for the stock issued for $0.

We issued restricted shares to employees and directors. As such, we followed the applicable provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. We measured the fair value of the restricted stock grant by taking the close price from NASDAQ of our common stock on the day prior to the date of grant, or $24.68, less the restricted stock purchase price of $0. The resulting value of $24.68 per share is recognized as stock based compensation, using the straight-line method, over the vesting period of the restricted stock.

Anesiva, Inc. (“Anesiva”) further acknowledges that:

•	Anesiva is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Anesiva may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (650) 246-6911 if you have any questions or would like any additional information regarding this matter. As you are aware, Anesiva currently has an S-3 Registration Statement on file. Anesiva plans on using this shelf registration as early as the first week in November. We respectfully request any questions or comments from you at your earliest convenience in the hope of being able to adhere to this planned schedule.

Sincerely,

/s/    Patrick Broderick

Patrick Broderick

General Counsel

cc:	John P. McLaughlin, Anesiva, Inc.

Richard P. Powers, Anesiva, Inc.

Jean-Frederic Viret, Anesiva, Inc.

Matthew Hemington, Cooley Godward Kronish LLP

Corgentech Inc.

(a development stage company)

(In thousands, except share and per share amounts)

In 10-K:

	Year Ended December 31.			Period from March 6, 2001 (inception) to December 31, 2005
	2003	2004	2005
Contract revenues	$100	$—	$—	$249

Costs and expenses:
Research and development	12,191	17,169	19,294	60,764
General and administrative	3,477	6,468	17,234	31,351
Acquired in-process research and development and other	—	—	—	5,716

	15,668	23,637	36,528	97,831

Loss from operations	(15,568)	(23,637)	(36,528)	(97,582)
Gain on sale of assets	103	—	22	89
Interest expense	(107)	(24)	—	(137)
Interest income and other income, net	86	628	1,263	2,261

Loss before extraordinary gain	(15,486)	(23,033)	(35,243)	(95,369)
Extraordinary gain	—	—	1,725	1,725

Net loss	$(15,486)	$(23,033)	$(33,518)	$(93,644)

Basic and diluted net loss per share	$(59.75)	$(27.68)	$(16.89)

Weighted average shares outstanding - basic and diluted	259,182	832,024	1,984,951

Corgentech Inc.

(a development stage company)

(In thousands, except share and per share amounts)

Using the calculated preferred to common synthetic conversion ratio:

	Year Ended December 31.			Period from March 6, 2001 (inception) to December 31, 2005
	2003	2004	2005
Contract revenues	$100	$—	$—	$249

Costs and expenses:
Research and development	12,191	17,169	19,294	60,764
General and administrative	3,477	6,468	17,234	31,351

Acquired in-process research and development and other	—	—	—	5,716

	15,668	23,637	36,528	97,831

Loss from operations	(15,568)	(23,637)	(36,528)	(97,582)
Gain on sale of assets	103	—	22	89
Interest expense	(107)	(24)	—	(137)
Interest income and other income, net	86	628	1,263	2,261

Loss before extraordinary gain	(15,486)	(23,033)	(35,243)	(95,369)
Extraordinary gain	—	—	1,725	1,725

Net loss	$(15,486)	$(23,033)	$(33,518)	$(93,644)

Basic and diluted net loss per share	$(65.34)	$(30.28)	$(17.71)

Weighted average shares outstanding - basic and diluted	236,992	760,791	1,892,507

Increase in LPS for 2005			4.88%

Corgentech Inc.

(a development stage company)

(in thousands, except share and per share amounts)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)

Period from March 6, 2001 (inception) to December 31, 2005

Statement of Stockholders Equity (Deficit) in 10-K

	Common Stock
	Shares	Amount	Additional Paid-In Capital	Other Comprehensive Loss	Deferred Compensation	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity (Deficit)
Balance at March 6, 2001 (inception)
Issuance of common stock to founders for $0.001 per share in March 2001	150,000	$—	$1	$—	$—	$—	$1
Issuance of common stock upon exercise of stock options in April 2001	23,800	—	24	—	—	—	24
Net loss and comprehensive loss	—	—	—	—	—	(1,416)	(1,416)

Balance at December 31, 2001	173,800	—	25	—	—	(1,416)	(1,391)
Issuance of common stock upon exercise of stock options in March 2002	10,150	—	10	—	—	—	10
Issuance of common stock for acquisition of PowderJect Technologies, Inc. in March 2002	152,615	—	229	—	—	—	229
Stock-based compensation resulting from stock options granted to non employees	—	—	66	—	—	—	66
Net loss and comprehensive loss	—	—	—	—	—	(20,191)	(20,191)

Balance at December 31, 2002	336,565	—	330	—	—	(21,607)	(21,277)
Issuance of common stock upon exercise of stock options in 2003	4,725	—	6	—	—	—	6
Accrued interest costs	—	—	107	—	—	—	107
Deferred compensation related to stock options	—	—	156	—	(156.0)		—
Noncash compensation	—	—	66	—	—	—	66
Repurchase of common stock	—	—	—	—	13		13
Amortization of deferred compensation	—	—	—	—	—	—	—
Stock-compensation resulting from stock options granted to non-employees	—	—	9	—	—	—	9
Net loss and comprehensive loss	—	—	—	—	—	(15,486)	(15,486)

Balance at December 31, 2003	341,290	—	674	—	(143)	(37,093)	(36,562)
Issuance of common stock	160,000	—	1,536	—	—	—	1,536
Deferred compensation related to stock options	—	—	9,582	—	(9,582)	—	—
Exercise of stock options	2,428	—	4	—	—	—	4
Conversion of Series B convertible preferred stock to common stock	616,615	1	8,015	—	—	—	8,016
Non-cash interest expense	—	—	24	—	—	—	24
Amortization of deferred compensation	—	—	—	—	2,164	—	2,164
Stock-compensation resulting from stock options grated to non-employees	—	—	24	—	—	—	24
Net loss and comprehensive loss	—	—	—	—	—	(23,033)	(23,033)
Other comprehensive loss	—	—	—	(50)	—	—	(50)

Total comprehensive loss							(23,083)

Balance at December 31, 2004	1,120,333	1	19,859	(50)	(7,561)	(60,126)	(47,877)
Issuance of common stock pursuant to the merger, net cancellations of AlgoRx common stock	18,379,888	18	163,210	—	—	—	163,228
Reversal of AlgoRx’s deferred compensation	—	—	(5,676)	—	5,676	—	—
Deferred compensation assumed related to stock options	—	—	645	—	(645)	—	—
Amortization of deferred compensation	—	—	—	—	1,958	—	1,958
Retention bonus	511,410	1	4,827	—	—	—	4,828
Exercise of stock options	62,293	—	93	—	—	—	93
Repricing of options	—	—	47	—	—	—	47
Extension of directors’ option exercisability	—	—	150	—	—	—	150
Acceleration of vesting of employee stock options	—	—	63	—	—	—	63
Stock-based compensation resulting from stock options granted to non-employees	—	—	619	—	—	—	619
Net loss	—	—	—	—	—	(33,518)	(33,518)
Other comprehensive loss	—	—	—	(51)	—	—	(51)

Total comprehensive loss	—	—	—	—	—	—	(33,569)

Balance at December 31, 2005	20,073,924	$20	$183,837	$(101)	$(572)	$(93,644)	$89,540

Corgentech Inc.

(a development stage company)

(in thousands, except share and per share amounts)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)

Period from March 6, 2001 (inception) to December 31, 2005

Revised Statement of Stockholders Equity (Deficit)

	Common Stock
	Shares	Amount	Additional Paid-In Capital	Other Comprehensive Loss	Deferred Compensation	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity (Deficit)
Balance at March 6, 2001 (inception)
Issuance of common stock to founders for $0.001 per share in March 2001	137,158	$—	$1	$—	$—	$—	$1
Issuance of common stock upon exercise of stock options in April 2001	21,762	—	24	—	—	—	24
Net loss and comprehensive loss	—	—	—			(1,416)	(1,416)

Balance at December 31, 2001	158,920	—	25	—	—	(1,416)	(1,391)
Issuance of common stock upon exercise of stock options in March 2002	9,281	—	10	—	—	—	10
Issuance of common stock for acquisition of PowderJect Technologies, Inc. in March 2002	139,549	—	229	—	—	—	229
Stock-based compensation resulting from stock options granted to non employees	—	—	66	—	—	—	66
Net loss and comprehensive loss	—	—	—	—	—	(20,191)	(20,191)

Balance at December 31, 2002	307,750	—	330	—	—	(21,607)	(21,277)
Issuance of common stock upon exercise of stock options in 2003	4,320	—	6	—	—	—	6
Accrued interest costs	—	—	107	—	—	—	107
Deferred compensation related to stock options	—	—	156	—	(156)	—	—
Noncash compensation	—	—	66	—	—	—	66
Repurchase of common stock	—	—	—	—	13		13
Amortization of deferred compensation	—	—	—	—	—	—	—
Stock-compensation resulting from stock options granted to non-employees	—	—	9	—	—	—	9
Net loss and comprehensive loss	—	—	—	—	—	(15,486)	(15,486)

Balance at December 31, 2003	312,070	—	674	—	(143)	(37,093)	(36,562)
Issuance of common stock	146,302	—	1,536	—	—	—	1,536
Deferred compensation related to stock options	—	—	9,582	—	(9,582)	—	—
Exercise of stock options	2,220	—	4	—	—	—	4
Conversion of Series B convertible preferred stock to common stock	563,824	1	8,015	—	—	—	8,016
Non-cash interest expense	—	—	24	—	—	—	24
Amortization of deferred compensation	—	—	—	—	2,164	—	2,164
Stock-compensation resulting from stock options grated to non-employees	—	—	24	—	—	—	24
Net loss and comprehensive loss	—	—	—	—	—	(23,033)	(23,033)
Other comprehensive loss	—	—	—	(50)	—	—	(50)

Total comprehensive loss							(23,083)

Balance at December 31, 2004	1,024,416	1	19,859	(50)	(7,561)	(60,126)	(47,877)
Exercise of stock options	56,960	—	93	—	—	—	93
Exchange of AlgoRx preferred stock for Anesiva common stock, net of cancellation of AlgoRx common stock	18,481,138	18	163,210	—	—	—	163,228
Reversal of AlgoRx’s deferred compensation	—	—	(5,676)	—	5,676	—	—
Deferred compensation assumed related to stock options	—	—	645	—	(645)	—	—
Amortization of deferred compensation	—	—	—	—	1,958	—	1,958
Retention bonus	511,410	1	4,827	—	—	—	4,828
Repricing of options	—	—	47	—	—	—	47
Extension of directors’ option exercisability	—	—	150	—	—	—	150
Acceleration of vesting of employee stock options	—	—	63	—	—	—	63
Stock-based compensation resulting from stock options granted to non-employees	—	—	619	—	—	—	619
Net loss	—	—	—	—	—	(33,518)	(33,518)
Other comprehensive loss	—	—	—	(51)	—	—	(51)

Total comprehensive loss							(33,569)

Balance at December 31, 2005	20,073,924	$20	$183,837	$(101)	$(572)	$(93,644)	$89,540

Attachment: “AlgoRx Option Grants 2003-2004-2005”

AlgoRx Pharmaceuticals, Inc.	STOCK OPTIONS AND AWARDS GRANTED
FROM 1/1/2003 TO 12/31/2005

Name	Grant Date	Shares	Market Value	Total Market Value	Price	Total Price	Value on Grant
Beczkowska, Iwona	4/9/2003	3,000	$6.50	$19,500.00	$1.50	$4,500.00	$15,000.00
Sykes, Deanne M.	4/9/2003	1,200	$6.50	$7,800.00	$1.50	$1,800.00	$6,000.00
Saul, Gordon M.	5/1/2003	40,307	$6.50	$261,995.50	$1.50	$60,460.50	$201,535.00
Saul, Gordon M.	5/1/2003	26,359	$6.50	$171,333.50	$1.50	$39,538.50	$131,795.00
Saul, Gordon M.	5/1/2003	19,001	$6.50	$123,506.50	$1.50	$28,501.50	$95,005.00
Davidson, Diana K.	9/16/2003	15,000	$6.50	$97,500.00	$1.50	$22,500.00	$75,000.00
Anderson, Timothy	1/15/2004	1,650	$4.00	$6,600.00	$1.50	$2,475.00	$4,125.00
Beczkowska, Iwona	1/15/2004	600	$4.00	$2,400.00	$1.50	$900.00	$1,500.00
Buckley, Paula	1/15/2004	1,035	$4.00	$4,140.00	$1.50	$1,552.50	$2,587.50
Burch, Ronald M.	1/15/2004	4,170	$4.00	$16,680.00	$1.50	$6,255.00	$10,425.00
Dasu, Badri “Anil” N.	1/15/2004	1,750	$4.00	$7,000.00	$1.50	$2,625.00	$4,375.00
Davidson, Diana K.	1/15/2004	650	$4.00	$2,600.00	$1.50	$975.00	$1,625.00
Hopper, Deborah	1/15/2004	735	$4.00	$2,940.00	$1.50	$1,102.50	$1,837.50
Lazar, Jeffrey D.	1/15/2004	2,868	$4.00	$11,472.00	$1.50	$4,302.00	$7,170.00
Rona, Jeffrey A.	1/15/2004	2,500	$4.00	$10,000.00	$1.50	$3,750.00	$6,250.00
Saul, Gordon M.	1/15/2004	1,500	$4.00	$6,000.00	$1.50	$2,250.00	$3,750.00
Sykes, Deanne M.	1/15/2004	100	$4.00	$400.00	$1.50	$150.00	$250.00
Vause, Elizabeth	1/15/2004	2,040	$4.00	$8,160.00	$1.50	$3,060.00	$5,100.00
Anderson, Timothy	3/23/2004	24,337	$4.00	$97,348.00	$1.00	$24,337.00	$73,011.00
Buckley, Paula	3/23/2004	12,168	$4.00	$48,672.00	$1.00	$12,168.00	$36,504.00
Dasu, Badri “Anil” N.	3/23/2004	62,582	$4.00	$250,328.00	$1.00	$62,582.00	$187,746.00
Davidson, Diana K.	3/23/2004	19,122	$4.00	$76,488.00	$1.00	$19,122.00	$57,366.00
Hopper, Deborah	3/23/2004	8,692	$4.00	$34,768.00	$1.00	$8,692.00	$26,076.00
Lazar, Jeffrey D.	3/23/2004	198,177	$4.00	$792,708.00	$1.00	$198,177.00	$594,531.00
Lewis-Wellman, Dolores	3/23/2004	3,476	$4.00	$13,904.00	$1.00	$3,476.00	$10,428.00
Morales, Anthony Manuel	3/23/2004	2,607	$4.00	$10,428.00	$1.00	$2,607.00	$7,821.00
Randazzo, Laurie	3/23/2004	1,738	$4.00	$6,952.00	$1.00	$1,738.00	$5,214.00
Rona, Jeffrey A.	3/23/2004	143,974	$4.00	$575,896.00	$1.00	$143,974.00	$431,922.00
Rona, Jeffrey A.	3/23/2004	31,604	$4.00	$126,416.00	$1.00	$31,604.00	$94,812.00
Shah, Rita	3/23/2004	2,607	$4.00	$10,428.00	$1.00	$2,607.00	$7,821.00
Stones, Nicholas	3/23/2004	3,476	$4.00	$13,904.00	$1.00	$3,476.00	$10,428.00
Sykes, Deanne M.	3/23/2004	2,607	$4.00	$10,428.00	$1.00	$2,607.00	$7,821.00
Vause, Elizabeth	3/23/2004	13,907	$4.00	$55,628.00	$1.00	$13,907.00	$41,721.00

AlgoRx Pharmaceuticals, Inc.	STOCK OPTIONS AND AWARDS GRANTED
FROM 1/1/2003 TO 12/31/2005

Burch, Ronald M.	3/23/2004	535,428	$4.00	$2,141,712.00	$1.00	$535,428.00	$1,606,284.00
Cantillon, Marc	9/29/2004	68,000	$9.60	$652,800.00	$1.00	$68,000.00	$584,800.00
Cavan, John T.	9/29/2004	7,000	$9.60	$67,200.00	$1.00	$7,000.00	$60,200.00
Hamelin, Paul	9/29/2004	218,750	$9.60	$2,100,000.00	$1.00	$218,750.00	$1,881,250.00
Hamelin, Paul	9/29/2004	306,250	$9.60	$2,940,000.00	$1.00	$306,250.00	$2,633,750.00
Miller, Tammy	9/29/2004	5,000	$9.60	$48,000.00	$1.00	$5,000.00	$43,000.00
Richards, Patricia	9/29/2004	26,000	$9.60	$249,600.00	$1.00	$26,000.00	$223,600.00
Smith, Crystal	9/29/2004	1,500	$9.60	$14,400.00	$1.00	$1,500.00	$12,900.00
Wollaston, Scott H.	9/29/2004	3,000	$9.60	$28,800.00	$1.00	$3,000.00	$25,800.00
Yurasek, Pamela	9/29/2004	3,000	$9.60	$28,800.00	$1.00	$3,000.00	$25,800.00
Eckert, Carter	11/22/2004	20,000	$10.10	$202,000.00	$2.50	$50,000.00	$152,000.00
Burch, Ronald M.	12/8/2004	28,000	$10.60	$296,800.00	$2.50	$70,000.00	$226,800.00
Cavan, John T.	12/8/2004	1,600	$10.60	$16,960.00	$2.50	$4,000.00	$12,960.00
Dasu, Badri “Anil” N.	12/8/2004	16,400	$10.60	$173,840.00	$2.50	$41,000.00	$132,840.00
Davidson, Diana K.	12/8/2004	6,000	$10.60	$63,600.00	$2.50	$15,000.00	$48,600.00
Hopper, Deborah	12/8/2004	3,060	$10.60	$32,436.00	$2.50	$7,650.00	$24,786.00
Lewis-Wellman, Dolores	12/8/2004	3,780	$10.60	$40,068.00	$2.50	$9,450.00	$30,618.00
Miller, Tammy	12/8/2004	160	$10.60	$1,696.00	$2.50	$400.00	$1,296.00
Minogue , John	12/8/2004	1,000	$10.60	$10,600.00	$2.50	$2,500.00	$8,100.00
Minogue , John	12/8/2004	15,000	$10.60	$159,000.00	$2.50	$37,500.00	$121,500.00
Richards, Patricia	12/8/2004	2,320	$10.60	$24,592.00	$2.50	$5,800.00	$18,792.00
Rona, Jeffrey A.	12/8/2004	4,000	$10.60	$42,400.00	$2.50	$10,000.00	$32,400.00
Saul, Gordon M.	12/8/2004	10,000	$10.60	$106,000.00	$2.50	$25,000.00	$81,000.00
Shah, Rita	12/8/2004	2,534	$10.60	$26,860.40	$2.50	$6,335.00	$20,525.40
Smith, Crystal	12/8/2004	240	$10.60	$2,544.00	$2.50	$600.00	$1,944.00
Stones, Nicholas	12/8/2004	3,826	$10.60	$40,555.60	$2.50	$9,565.00	$30,990.60
Sykes, Deanne M.	12/8/2004	3,520	$10.60	$37,312.00	$2.50	$8,800.00	$28,512.00
Vause, Elizabeth	12/8/2004	4,000	$10.60	$42,400.00	$2.50	$10,000.00	$32,400.00
Vicente , Melissa	12/8/2004	600	$10.60	$6,360.00	$2.50	$1,500.00	$4,860.00
Wollaston, Scott H.	12/8/2004	1,000	$10.60	$10,600.00	$2.50	$2,500.00	$8,100.00
Yurasek, Pamela	12/8/2004	800	$10.60	$8,480.00	$2.50	$2,000.00	$6,480.00
Saul, Gordon M.	12/8/2004	50,000	$10.60	$530,000.00	$2.50	$125,000.00	$405,000.00
Engel, Steve	1/13/2005	40,000	$11.00	$440,000.00	$5.00	$200,000.00	$240,000.00
Hewson, G.	2/1/2005	12,500	$7.50	$93,750.00	$1.00	$12,500.00	$81,250.00
Burko, Deborah	4/28/2005	5,000	$5.10	$25,500.00	$2.50	$12,500.00	$13,000.00
O’Meara, Patrick	4/28/2005	2,500	$5.10	$12,750.00	$2.50	$6,250.00	$6,500.00
Hamelin, Paul	5/31/2005	131,251	$5.10	$669,380.10	$1.00	$131,251.00	$538,129.10

Note: There were no grants of stock options after May 31, 2005.